Exhibit 99.7

Trading Symbol TSX V: GTC March 7, 2011

GETTY COPPER INC.

NEWS RELEASE

GETTY ANNOUNCES TITAN 24 DC/IP/MT SURVEY RESULTS
12 MAJOR GEOPHYSICAL TARGETS IDENTIFIED

Vancouver, BC, March 7, 2011: Getty Copper Inc. (TSX-V: “GTC”) (“Getty”) is pleased to announce that its recently conducted Titan 24 DC/IP Geophysical Survey by Quantec Geoscience Ltd. has successfully identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. According to Quantec, in summary, “anomaly priorities are based on a combination of depth below surface, size of the chargeability anomaly, correlation between conductors with chargeability highs and trust in an anomaly (i.e. the anomaly can be followed over several lines and the HS-chargeability model shows a similar shaped anomaly). The number of the high priority targets is based on occurrences on each line.”

The Titan -24 DC/IP/MT geophysical survey was conducted over the Getty Copper Highland Valley property between November 20th and December 13th of 2010. A total of 12 lines of data were collected (23.2 line-km of direct current induced polarization (“DC/IP”) and 19.2 line-km Magnetotelluric (MT) data with a station spacing of 100 m. The survey geometry for the DC/IP component was a pole-dipole geometry. The line spacing was 250 m. and the lines were located in staggered fashion over the Getty North Deposit, the Getty South Deposit and the Getty West Zone, which is 1.4 km to the southwest of the Getty North Deposit.

The objective of the survey was to further delineate the geophysical signatures of the Getty North and Getty South Deposits, and the Getty West Zone, as well as identify other anomalies and features of interest. The survey covered only a small percentage of the total Getty property surface area.

The survey confirmed by correlation with the past drill results the location of Getty North, and South Deposits, and revealed a large anomaly southwest of the Getty North Deposit named the Getty West anomaly. Overall data quality was high. Several NNE-SSW striking faults were identified as narrow conductive features in both the DC and MT models, as well as breaks in the chargeability models. The survey produced an excellent correlation between mineralization shown in the drill holes targeting the Getty North and South deposits and the location of anomalies IP-07, IP-08 and IP-01 respectively.

Summary of Survey Results:

  Getty North Deposit

  Quantec Geoscience Ltd. states that:
  “It appears that the high gold assays observed in the Getty North boreholes (figure 33) correlate very closely to the centers of the chargeability anomalies, whereas the high copper assays correlate better with the contact between the high-moderate chargeability features.”

  The Getty North deposit anomaly appears to be composed of two centers of high chargeability, where the western center extends further north-east following the interpreted faults and chargeability highs. The resistivity is moderate-low for both centers.

  Getty South Deposit

  The higher copper assays for the Getty South Deposit, correlate very well with the center of the chargeability anomaly. The chargeability anomaly suggests additional potential for copper mineralization at depth, which can be determined by extending the survey line in a possible second stage Titan 24 survey.

  The Getty South Deposit anomalies are represented by a low resistivity, and a weak to moderate chargeability feature extending to approx. 350 m (1,150 feet.) below the surface which confirms the known deposit dimensions which is visible on all 4 short lines (250N- 1000N). The chargeability anomaly could be open to depth, since the length of the survey lines (survey geometry) limits the depth of penetration at this location. The strongest response of the Getty South deposit is on line 500N, where the anomaly has an east-west length of approximately 350 m (1,148 ft.) located between 50 m (164 ft.) depth and the bottom of the model.

  Quantec recommends extending the lines over the Getty South Deposit in both the east and the west directions, to better image the Getty South IP anomaly with the full depth of penetration capability with the Titan-24 system. Several other lines can also be considered, since other smaller anomalies have been identified in this survey which are only covered by a single additional line due to the staggered nature of the line locations, filling in the gaps of data, can be considered to further study these single line anomalies.

  Getty West Zone

  The Getty West anomaly is a near surface structure of 320 m (1,050 feet) in east west direction. This feature is a weak to moderate chargeability & moderate-low resistivity and spans four (4) lines (L3000N-3750N).

  There is further potential for the Getty West anomaly to be further extended south. Since the IP anomaly is not closed off by the southern most line. Additional lines of Titan-DC/IP and MT are also recommended to fill the gap between the Getty South and Getty north groups of lines.

  Quantec also recommends to follow-up this survey with a borehole DC-IP survey is order to further delineate potential deposits and identify off-hole anomalies, due to the large number of available boreholes (provided the holes are still open).

  The MT method could also be of use for further exploration of the Getty property, since many of chargeability anomalies appear to be related, or at least bound by an interpreted fault. One interpretation of the geophysical data suggests that the NW trending faults exert a strong control on mineralization. Drill hole data seem to confirm this interpretation.

  Summary

  Based on the recent Quantec program results and the previous 43 101 Pre-Feasibility Study Getty is focused on a plan estimated at $5 million CDN to move the project forward toward feasibility, subject to financing being available. This is projected to include approximately 12,000 meters of drilling to expand the Getty North and Getty South reserves and resources while also delineating the exploration targets revealed by the Quantec work and previous studies. As well confirmatory Geotechnical and Metallurgical programs will be undertaken. Also, environmental and permitting activities will be advanced and basic engineering in support of a feasibility study will be undertaken.

Mr. Doug Wood M.Sc. Licensed Professional Geologist is the Qualified Person who has read and approved the contents of this release.

Further to the news release of Dec 15, 2010 Getty will be issuing 1.4 million shares to Effisolar with a deemed value of $0.30 as Effisolar paid for the survey. Effisolar will thereupon cease to have any further interest in the Getty Properties.

Dr. Corby Anderson, CEO commented "We are pleased with the results of this survey because they are both highly confirmative of the two principal known deposits and also provide drill targets which could potentially expand the resources significantly. These targets lie both in and around the known deposits but also in the Getty West where we have had some interesting drill results in a few holes but no good view of a geophysical signature. Part of the drilling plans we are formulating will test a number of these priority targets."

About Getty Copper Inc.

Getty is a Vancouver based company focussing efforts on advancing its 220 square kilometre (85 square miles) copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant Pre-feasibility Study over the two known copper deposits, on the Getty property which is situated immediately adjacent to one of the world’s largest open pit copper mine.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIMMM FIChemE

For further information please contact:

Dr. Corby G. Anderson QP CEng FIMMM FIChemE
GETTY COPPER INC.
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release